November 9, 2018

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request to Withdrawal AW

Innovator ETFs Trust

Registration on Form N-1A

(Registration Statement File Nos. 333-146827, 811-22135)

Ms. Browning:

On October 29, 2018, Innovator ETFs Trust (the “Registrant”) filed a letter (Accession No. 0001437749-18-018945) pursuant to Rule 477 under the Securities Act of 1933, requesting the withdrawal of certain Post-Effective Amendments to the Registrant’s Registration Statement on Form N-1A only with respect to the Innovator S&P 500 Ultra ETF (Month) series of the Registrant (the “Withdrawal Letter”). At your request, in order to address certain administrative matters, the Registrant respectfully requests the withdrawal of the Withdrawal Letter.

Sincerely,

Innovator ETFs Trust

By:          /s/ H. Bruce Bond

Bruce Bond

President